 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

STATEMENT ON THE BANK OF ENGLAND
2017 STRESS TEST RESULTS

HSBC Holdings plc ('HSBC') notes the publication today of the results of the Bank of England's 2017 concurrent stress test. The Bank of England's results show that, under the hypothetical annual cyclical stress scenario, HSBC's common equity tier 1 ('CET1') ratio would fall to a low point of 8.9%, above HSBC's CET1 hurdle rate and systemic reference point ratios of 6.5% and 8.0%, respectively.

The Bank of England's annual cyclical scenario modelled a hypothetical synchronised global downturn with growth in Hong Kong and China and other emerging market economies in which HSBC operates being particularly adversely affected. The scenario also incorporated a rise in the UK bank rate to 4% and a sharp depreciation of sterling. Under this severe scenario, the results demonstrate the Group's continued capital strength.

The results incorporate strategic management actions, including CRD IV restrictions, that have been accepted by the Bank of England for the purposes of this exercise. Under adverse economic circumstances, we would in practice consider a variety of management actions depending on the particular prevailing circumstances. Our intention, as evidenced by past actions, is to maintain a conservative and prudent stance on capital management.

The Bank of England's 2017 stress test results are available to view in full on the Bank of England's website at: http://www.bankofengland.co.uk/financialstability/Documents/fpc/results281117.pdf.

HSBC's results under the annual cyclical scenario are shown below.

			Minimum stressed ratio after 'strategic' management actions and before the conversion of AT1
	Actual (end-2016)	Minimum stressed ratio (before the impact of 'strategic' management actions or AT1 conversion)	Non-dividend 'strategic' management actions only(i)	All 'strategic' management actions including CRD IV related restrictions	Minimum stressed ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Systemic reference point	Actual (2017 Q3)
Common equity Tier 1 ratio(a)(b)	13.6%	6.0%	6.3%	8.9%	8.9%	6.5%	8.0%	14.6%
Tier 1 capital ratio(c)	16.1%	7.8%(f)	8.1%(f)	10.7%(f)	10.7%(f)			17.4%
Total capital ratio(d)	20.1%	11.0%(f)	11.3%(f)	13.9%(f)	13.9%(f)			21.0%
Memo: risk weighted assets (US$ billion)	857	1,021(f)	993(f)	998(f)	998(f)			889
Memo: CET1 (US$ billion)	117	62(f)	62(f)	89(f)	89(f)			130
Tier 1 leverage ratio(a)(e)	5.7%	3.8%	3.9%	4.5%	4.5%	3.25%	3.7%	6.1%
Memo: leverage exposure (US$ billion)	2,220(g)	2,185(h)	2,153(h)	2,155(h)	2,155(h)			2,378

Sources: HSBC's published accounts and STDF submissions, Bank of England analysis and calculations.

(a)       The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after 'strategic' management actions.
(b)       The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD IV via the PRA Rulebook.
(c)       Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD IV.
(d)       Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD IV.
(e)       The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, in line with the PRA's Policy Statement PS21/17.
(f)        Corresponds to the same year as the minimum CET1 ratio over the stress scenario.
(g)       Leverage exposure measure taken from the bank's annual accounts.
(h)       Corresponds to the same year as the minimum leverage ratio over the stress scenario.
(i)        This excludes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column - 'All 'strategic' management actions including CRD IV distribution restrictions'. This should not be interpreted as a judgement by the Bank that any or all of such cuts are conditional on such restrictions.

Investor enquiries to:
Mark Phin	+44 (0) 20 7992 6923	mark.j.phin@hsbc.com
Richard O'Connor	+44 (0) 20 7991 6590	richard.j.oconnor@hsbc.com

Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com
Matthew Payne	+44 (0) 20 7992 0139	matthew.payne@hsbc.com

Notes to editors:

1.     HSBC's CET1 hurdle rate of 6.5% is the sum of the CRD IV minimum CET1 ratio of 4.5% and our Pillar 2A CET1 capital requirement of 2.0%.

2.     HSBC's CET1 systemic reference point of 8.0% is the sum of our hurdle rate and current phased-in G-SIB buffer in the year of our low point CET1 ratio (1.5%). Our current G-SIB buffer is being phased in from 1 January 2016 (0.625%) to 1 January 2019 (2.5%). Our revised G-SIB buffer (2.0%), announced on 21 November 2016, applies from 1 January 2018.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,526bn at 30 September 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 November 2017